

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2015

<u>Via E-mail</u>
Gabi Seligsohn
Chief Executive Officer
Kornit Digital Ltd.
12 Ha`Amal Street, Afek Park,
Rosh-Ha`Ayin 4809246, Israel

> **Re: Kornit Digital Ltd.**
> **Registration Statement on Form F-1**
> **Filed February 25, 2015**
> **File No. 333-202291**

Dear Mr. Seligsohn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Summary, page 1</u>

1.   We note your response to prior comment 1. If the report on which you rely also indicates that the growth rate in your primary market is decreasing, please balance your disclosure about anticipated market growth with equally prominent disclosure about the decreasing growth rate in that market.

<u>Exchange rate fluctuations between the U.S. dollar…, page 13</u>

2.   We note your response to prior comment 3; however, it appears that the figures on page 14 remain opposite of the disclosures in the table on page 50. For instance, it appears from your disclosure on page 50 that the NIS appreciated by 7.8% against the U.S. dollar in 2012 as opposed to your disclosure on page 14, which states that the U.S. dollar appreciated by 7.8% against the NIS. Please revise as appropriate.

We may incur substantial costs, page 17

3.   Please address in this risk factor or in a separate risk factor, as appropriate, the development that you mention on page 66. Also highlight the issue in the appropriate section of your prospectus summary.

Contractual Obligations, page 46

4.   Please tell us and disclose why the amount of $8,859,000 in the table for your purchase commitments is presented only in the total amount.

Notes to Consolidated Financial Statements, page F-10

Note 15. Subsequent Event, page F-31

5.   With respect to your acquisition on January 5, 2015 of the patents and services from Polymeric Imaging Inc., please explain your analysis in determining to account for the acquisition as a business combination under FASB ASC 805. Also, tell us how you considered the requirements of Rule 3-05 of Regulation S-X in determining whether or not to file audited financial statements for the acquisition.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at (202) 551-3618 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Colin J. Diamond, Esq.
White & Case LLP